
December 26, 2024

Lishan Aklog, M.D.
Chairman of the Board and Chief Executive Officer
PAVmed Inc.
360 Madison Avenue, 25th Floor
New York, NY 10017

> **Re:** **PAVmed Inc.**
> **Registration Statement on Form S-3**
> **Filed December 20, 2024**
> **File No. 333-283994**

Dear Lishan Aklog M.D.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Jeffrey M. Gallant, Esq.